UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Acesis Holdings Corporation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    October 6, 2022

Physical address of issuer
8085 S. Chester Street Ste 250, Centennial, CO 80112

Website of issuer
https://acesisbio.com

Current number of employees
2

Filer EDGAR CIK
0001955728

Filer EDGAR CCC
6J@Y**c3

Submission Contact Person Information

Name
Thomas Olson

Phone Number
(720) 389-0650

Email Address
tolson@acesisbio.com

Notification Email Address
tolson@acesisbio.com

Signatories

Name
Konstantinos (Costas) Karatzas

Signature

Title
CEO

Email
tolson@acesisbio.com

Date
May 29, 2026